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Exhibit 99.3

Management's Discussion and Analysis

Three and six months ended August 31, 2014

October 8, 2014

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended, August 31, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The following is management's discussion and analysis ("MD&A") of DragonWave Inc.'s consolidated results of operations and financial condition for the three and six months ended August 31, 2014. This MD&A is dated October 8, 2014 and should be read in conjunction with our unaudited consolidated interim financial statements and corresponding notes for the three months and six months ended August 31, 2014 and the Annual Information Form for the year ended February 28, 2014 (the "AIF") which is available at www.sedar.com (SEDAR) and at www.sec.gov/edgar/searchedgar/companysearch.html (EDGAR) as an exhibit to our Annual Report on Form 40-F for the year ended February 28, 2014.

        The consolidated financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (GAAP) and are reported in United States dollars ("USD"). The information contained herein is dated as of October 8, 2014 and is current to that date, unless otherwise stated. Our fiscal year commences on March 1 of each year and ends on the last day of February of the following year.

        In this document, unless the context requires otherwise, "we", "us", "our", the "Company" and "DragonWave" all refer to DragonWave Inc. collectively with its direct and indirect subsidiaries. The content of this MD&A has been approved by our Board of Directors, on the recommendation of its Audit Committee.

        We refer to both Nokia Solutions and Networks and its predecessor business Nokia Siemens Networks as "Nokia" in this MD&A. Nokia is a trademark of Nokia Corporation or its affiliates.

        Unless otherwise indicated, all currency amounts referenced in this MD&A are denominated in USD.

Forward-Looking Statements

        This MD&A contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and US securities laws. All statements in this MD&A, other than statements that are reporting results or statements of historical fact, are forward-looking statements which involve assumptions and describe our future plans, strategies and expectations. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations of these words or comparable terminology. Forward-looking statements include, without limitation, statements regarding: our strategic plans and objectives; growth strategy; customer diversification and expansion initiatives; our expectations with respect to our strategic relationship with Nokia; our expectations with respect to end-customer demand for our products; our expectations regarding the development of our target markets; and our plans, objectives and targets for operating cost reductions, revenue growth and margin performance. There can be no assurance that forward-looking statements will prove to be accurate and actual results or outcomes could differ materially from those expressed or implied in such statements. Important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements are discussed in this MD&A under the heading "Risks and Uncertainties". Forward-looking statements are provided to assist external stakeholders in understanding management's expectations and plans relating to the future as of the date of this MD&A and may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are made as of the date of this MD&A and we do

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended, August 31, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent expressly required by law.

Risks and Uncertainties

        There can be no assurance that forward-looking statements will prove to be accurate and actual results and outcomes could differ materially from those expressed or implied in such statements. The following are some of the important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements:

  •
  our reliance on Nokia and our ability to maintain and grow our relationship as a preferred strategic supplier to Nokia;

  •
  our ability to scale our supply chain and our reliance on suppliers, including contract manufacturers, third party component suppliers and suppliers of outsourced services;

  •
  our reliance on a small number of customers for a large percentage of revenue;

  •
  our ability to implement our ongoing program of operating cost reductions;

  •
  our dependence on the development and growth of the market for high-capacity wireless communications services;

  •
  intense competition from several competitors;

  •
  competition from indirect competitors;

  •
  our history of losses;

  •
  our dependence on our ability to develop new products and enhance existing products;

  •
  our ability to successfully manage growth;

  •
  our dependence on establishing and maintaining relationships with channel partners;

  •
  our dependence on our ability to manage our workforce and recruit and retain management and other qualified personnel;

  •
  quarterly revenue and operating results that are difficult to predict and can fluctuate substantially;

  •
  a lengthy and variable sales cycle;

  •
  the impact that general economic weakness and volatility may be having on our customers;

  •
  disruption resulting from economic and geopolitical uncertainty;

  •
  currency fluctuations;

  •
  our exposure to credit risk for accounts receivable;

  •
  pressure on our pricing models from existing and potential customers and as a result of competition;

  •
  the allocation of radio spectrum and regulatory approvals for our products;

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended, August 31, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  •
  the ability of our customers to secure a license for applicable radio spectrum;

  •
  changes in government regulation or industry standards that may limit the potential market for our products;

  •
  our reliance on suppliers, including outsourced manufacturing, third party component suppliers and suppliers of outsourced services;

  •
  our ability to manage the risks related to increasingly complex engagements with channel partners and end-customers;

  •
  our ability to protect our own intellectual property and potential harm to our business if we infringe the intellectual property rights of others;

  •
  risks associated with software licensed by us;

  •
  a change in our tax status or assessment by domestic or foreign tax authorities;

  •
  exposure to risks resulting from our international sales and operations, including the requirement to comply with export control and economic sanctions laws;

  •
  product defects, product liability claims, and health and safety risks relating to wireless products;

  •
  risks associated with our outstanding warrants and the impact that the terms of such warrants may have on our ability to raise capital and undertake certain business transactions;

  •
  risks associated with possible loss of our foreign private issuer status; and

  •
  risks and expenses associated with our common shares, including large fluctuations in the trading price of our common shares, and being a public company.

        As a result of our strategic relationship with Nokia, we are also exposed to certain risks that affect Nokia. Risks relating to Nokia identified by Nokia Corporation are set out in Nokia Corporation's annual report on Form 20-F for the year ended December 31, 2013 under item 3D "Risk Factors".

        Also see the discussion under "Liquidity and Capital Resources–Liquidity Discussion" in this MD&A, as well as the discussion under "Risk Factors" contained in our most recently filed AIF.

        Although we have attempted to identify important factors that could cause our actual results to differ materially from expectations, intentions, estimates or forecasts, there may be other factors that could cause our results to differ from what we currently anticipate, estimate or intend. Ongoing global economic uncertainty could impact forward-looking statements contained in this MD&A in an unpredictable and possibly detrimental manner. In light of these risks, uncertainties and assumptions, the forward-looking events described in this MD&A might not occur or might not occur when stated.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended, August 31, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Non-GAAP Performances Measures

        This MD&A contains certain information that is not consistent with financial measures prescribed under GAAP. In the tables below we break out "Gross profit before inventory provisions" as this measure allows management to evaluate our operational performance and compare to prior periods more effectively. "Gross profit before inventory provisions" does not have any standardized meaning prescribed by GAAP, and is not designed to replace other measures of financial performance or the statement of operations as an indicator of performance. This measure should not be considered in isolation or as a substitute for other measures of performance calculated according to GAAP. We use this non-GAAP measure because it provides additional information on our existing and active commercial operations performance.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended, August 31, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

SELECTED FINANCIAL INFORMATION:

	Three Months Ended			Six Months Ended
	August 31, 2014	August 31, 2013	August 31, 2012	August 31, 2014	August 31, 2013	August 31, 2012
REVENUE	37,933	25,453	44,157	66,704	49,985	57,131
Cost of sales–before inventory provisions	30,817	22,595	34,775	53,612	44,208	43,616

Gross profit before inventory provisions	7,116	2,858	9,382	13,092	5,777	13,515

	18.8%	11.2%	21.2%	19.6%	11.6%	23.7%
Inventory provisions	1,223	64	2,639	1,313	163	2,639

Gross profit after inventory provisions	5,893	2,794	6,743	11,779	5,614	10,876

	15.5%	11.0%	15.3%	17.7%	11.2%	19.0%
EXPENSES
Research and development	4,428	4,783	12,139	8,693	10,085	16,538
Selling and marketing	3,308	3,175	4,357	6,673	6,557	8,015
General and administrative	4,429	4,433	8,513	8,855	9,181	13,783

	12,165	12,391	25,009	24,221	25,823	38,336

Loss before amortization of intangible assets and other items	(6,272)	(9,597)	(18,266)	(12,442)	(20,209)	(27,460)
Amortization of intangible assets	(339)	(437)	(1,199)	(648)	(996)	(1,741)
Accretion expense	—	(56)	(30)	(40)	(121)	(52)
Restructuring expense	—	—	—	—	—	(798)
Interest expense	(379)	(380)	(740)	(804)	(918)	(711)
Impairment of intangible assets	—	—	(1,148)	—	—	(4,017)
Gain on change in estimate	—	342	352	101	342	1,542
Gain on contract amendment	—	—	—	—	5,285	19,397
Gain on purchase of business	—	—	19,397	—	—	—
Warrant issuance expenses	(221)	—	—	(221)	—	—
Fair value adjustment–warrant liability	(1,002)	—	—	(852)	—	—
Foreign exchange gain (loss)	253	(397)	462	374	(495)	(541)

Net Loss before income taxes	(7,960)	(10,525)	(1,172)	(14,532)	(17,112)	(14,381)
Income tax expense (recovery)	450	76	—	545	168	(572)

Net Loss	(8,410)	(10,601)	(1,172)	(15,077)	(17,280)	(13,809)
Net (Gain) Loss Attributable to Non-Controlling Interest	(454)	92	50	(419)	146	108

Net Loss applicable to shareholders	(8,864)	(10,509)	(1,122)	(15,496)	(17,134)	(13,701)

Basic & Diluted loss per share	(0.14)	(0.28)	(0.03)	(0.25)	(0.45)	(0.37)
Basic & Diluted weighted average shares outstanding	63,894,060	38,112,887	37,992,859	61,056,200	38,086,403	36,962,103
  1)
  Comparisons between three months and six months ended August 31, 2014 and August 31, 2012:

  a.
  Revenue through the Nokia channel only commenced in June of 2012. As a result, the Nokia revenue stream is only relevant to three of the months in the six month period ended

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended, August 31, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

      August 31, 2012. However, sales to Nokia were stronger in the three months ended August 31, 2012 than they were in the three month period ended August 31, 2014.

    b.
    Our gross profit percentage was similar between these two periods. In both periods the predominance of revenue through an Original Equipment Manufacturer (OEM) channel resulted in a lower overall gross profit percentage. In both periods inventory provisions on older product lines further reduced the gross profit percentage.

    c.
    Operating expenses in the current year compared to the same period two years prior were significantly lower. The reduction primarily results from the termination of a services agreement with Nokia. The terminated services agreement was originally established in connection with our 2012 acquisition of Nokia's microwave products business.

  2)
  Comparisons between the three and six months ended August 31, 2014 and August 31, 2013:

  a.
  Revenue growth in this period can be attributed to improved sales through the Nokia channel and in increased sales to a Tier 1 carrier located in India.

  b.
  The gross profit percentage improved due to decreases in material costs and a favorable product and customer mix.

  c.
  Operating expenses decreased, primarily as a result of lower depreciation levels and material and contractor spending. In the three months ended August 31, 2014, growth in staff and compensation related spending offset these decreases.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended, August 31, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Consolidated Balance Sheet Data:

	As at August 31, 2014	As at February 28, 2014
Assets
Current Assets
Cash and cash equivalents	33,572	18,992
Trade receivables	32,921	17,408
Inventory	20,394	30,416
Other current assets	5,616	5,909
Deferred tax asset	119	69

	92,622	72,794
Long Term Assets
Property and equipment	3,274	3,168
Deferred tax asset	1,508	1,536
Deferred financing cost	46	60
Intangible assets	1,220	1,635
Goodwill	11,927	11,927

	17,975	18,326
Total Assets	110,597	91,120

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	34,160	29,964
Deferred revenue	870	984
Capital lease obligation	598	1,795

	35,628	32,743
Long Term Liabilities
Debt facility	19,000	15,000
Other long term liabilities	2,198	574
Warrant Liability	4,104	1,360

	25,302	16,934
Shareholders' equity
Capital stock	220,914	198,593
Contributed surplus	7,766	7,118
Deficit	(169,897)	(154,505)
Accumulated other comprehensive loss	(9,618)	(9,682)

Total Shareholder's equity	49,165	41,524
Non-controlling interests	502	(81)

Total Equity	49,667	41,443
Total Liabilities and Shareholder's equity	110,597	91,120

Shares issued and outstanding	75,242,381	58,008,746

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended, August 31, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

SELECTED CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

        The following table sets out selected financial information for each of our most recently completed eight fiscal quarters. In the opinion of management, this information has been prepared on the same basis as our audited consolidated financial statements, and all necessary adjustments have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with our consolidated financial statements and related notes.

        Historically, our operating results have fluctuated on a quarterly basis and we expect that quarterly financial results will continue to fluctuate in the future. The results of operations for interim periods should not be relied upon as an indication of the results to be expected or achieved in any future period or any fiscal year as a whole. Fluctuations in results reflect the project nature of network installations, including for end-customers we supply through Nokia. In addition, results may vary as a result of the timing of staffing, infrastructure additions required to support growth, and material costs required to support design initiatives.

	FY13		FY14				FY15
	Nov 30 2012	Feb 28 2013	May 31 2013	Aug 31 2013	Nov 30 2013	Feb 28 2014	May 31 2014	Aug 31 2014

Revenue	38,452	28,294	24,532	25,453	22,169	17,857	28,771	37,933
Gross Profit before inventory provisions	7,156	2,239	2,919	2,858	2,849	3,115	5,976	7,116
Gross Profit %	18.6%	7.9%	11.9%	11.2%	12.9%	17.4%	20.8%	18.8%
Inventory provisions	18	752	99	64	389	526	90	1,223
Gross Profit after inventory provisions	7,138	1,487	2,820	2,794	2,460	2,589	5,886	5,893
Gross Profit % after inventory provisions	18.6%	5.3%	11.5%	11.0%	11.1%	14.5%	20.5%	15.5%
Operating Expenses	19,922	18,451	13,432	12,391	12,623	11,790	12,056	12,165
Loss before other items–(gross profit less operating expenses)	(12,784)	(16,964)	(10,612)	(9,597)	(10,163)	(9,201)	(6,170)	(6,272)
Loss for the period	(13,936)	(27,262)	(6,679)	(10,601)	(5,622)	(11,599)	(6,667)	(8,410)
Net loss per share
Basic and Diluted	(0.36)	(0.71)	(0.17)	(0.28)	(0.12)	(0.20)	(0.11)	(0.14)
Weighted average number of shares outstanding
Basic & Diluted	38,033,222	38,043,594	38,059,919	38,112,887	47,329,275	57,062,936	58,194,153	63,894,060
Total Assets	152,433	134,994	104,254	89,221	98,113	91,120	86,130	110,597

RESULTS OF OPERATIONS

Overview

        DragonWave is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks. DragonWave's carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended, August 31, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

and other organizations to meet their increasing bandwidth requirements rapidly and affordably. The principal application of DragonWave's products is mobile network backhaul. Additional applications include leased line replacement, last mile fiber extension and enterprise networks.

        The following are key points on our results of operations for the second quarter ended August 31, 2014 compared to the same period in the previous fiscal year:

  •
  Revenue increased by $12.5 million compared to the same quarter in the previous fiscal year. The primary factors contributing to revenue changes are:

  •
  New direct sales to a Tier 1 carrier located in India ($6.6 million);

  •
  Increased sales volume through the Nokia sales channel ($8.5 million); and

  •
  Decreases in direct and indirect sales in both Europe and the United States ($1.5 million and $1.1 million respectively).

  •
  Gross profit before inventory provisions percentage increased to 18.8%, compared to 11.2% in the same three month period in the second quarter of fiscal year 2014. The increased gross profit percentage relates to lower material costs and a more favourable customer and product mix in this quarter compared to the same period in the prior fiscal year. After taking the $1.2 million inventory provision on older product lines into account, the gross profit percentage for the three months ended August 31, 2014 was 15.5% compared to 11.0% for the three months ended August 31, 2013.

  •
  Operating expenses decreased $0.2 million compared to same three month period in the previous fiscal year as a result of the following factors (in USD millions):

Three months ended August 31, 2014	12.2
Three months ended August 31, 2013	12.4

(0.2)

Key Drivers:
Lower depreciation on fixed assets	(0.6)
Lower professional fees and bad debt expense	(0.4)
Increased costs in DragonWave HFCL (India) to support new business	0.1
Travel costs primarily to work with contract manufacturers in Asia	0.2
Growth in staff and associated compensation related spending–primarily in Canada	0.5

(0.2)

  •
  A fair value adjustment loss of $1.0 million was incurred during the three month period ended August 31, 2014 as a result of an appreciation of the warrant valuation on the remaining warrants outstanding from the public equity offering completed in September 2013.

  •
  Other items impacting the loss in the second quarter of fiscal year 2015 totaled $0.7 million and included interest expense, amortization of software assets, issuance costs related to warrants, and foreign exchange.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended, August 31, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  •
  The net loss applicable to shareholders was $8.9 million.

        The most significant transaction impacting cash in the quarter was the completion of the public equity offering in August, 2014, in which we realized net proceeds of $24.0 million. Our ending cash position at August 31, 2014 was $33.6 million.

Our Priorities

        Our business priorities include: managing resources to minimize cash demands; strengthening our balance sheet; maintaining our global reach; focusing on key revenue growth areas; building on customer wins; and building toward leadership in outdoor smallcell backhaul.

        We significantly improved our cash position during the six month period ended August 31, 2014, mainly through the equity financing we obtained in August 2014. Our primary operational objective continues to be to achieve cash flow break-even from operations. To this end, we plan to focus on new revenue opportunities we are now working to close, and continue to optimize costs associated with manufacturing and logistics.

Relationship with Nokia

        We closed our acquisition of the microwave transport business of Nokia on June 1, 2012. At the time of the acquisition we became the preferred strategic supplier of packet microwave and related products to Nokia. The integration phase for the transaction is now complete. Today, our strategic relationship with Nokia continues, and is based on the value that each party brings to the other across domains including technology collaboration, product management and customer services and support. While either party may use alternative partners or products, supporting our relationship with Nokia is an important focus for DragonWave.

        On April 10, 2013 we announced a renewed framework with Nokia which included:

  •
  The settlement of a contingent receivable whereby Nokia paid us $13.8 million (balance sheet impacting only)

  •
  The termination of a services agreement with Nokia which resulted in a reduction of our accounts payable by $13.3 million.

  •
  The elimination of a capital lease obligation ($1.3 million) and corresponding assets ($0.6 million).

  •
  Our agreement to a termination fee in the amount of $8.7 million to be paid by us to Nokia in installments.

        The net impact to the statement of operations resulting from the renewed framework was a gain on contract amendment of $5.3 million in the six months ended August 31, 2013.

2014 Equity Offering

        On August 1, 2014 we completed a public equity offering (the "2014 Equity Offering"). Under the terms of the 2014 Equity Offering, we issued and sold 15,927,500 units at CDN$1.80 per unit for aggregate

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended, August 31, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

gross proceeds of $26.2 million (CDN$28.7 million). After deducting commissions and expenses, we realized net proceeds of $24.0 million. Each unit consisted of one common share of the Company and one half of one warrant. Each whole warrant entitles the holder to purchase one of our common shares at an exercise price of CDN$2.25 per share until August 1, 2016. Upon issuance, we recognized a liability in the amount of $2.6 million for the warrants.

Debt Facility

        On January 6, 2014, we extended the credit facility with Comerica Bank and Export Development Canada which was set to mature on June 1, 2016. The revised line has been increased to $40.0 million plus $4.0 million for letters of credit and foreign exchange facilities and will expire on June 1, 2016. The new terms of the credit facility include customary terms, conditions, covenants, and representations and warranties. Credit availability is subject to ongoing compliance with borrowing covenants and short term assets on hand. As at August 31, 2014, we had $19.0 million drawn on this facility, and in addition had utilized $2.9 million for letters of credit. Access to additional available funds is geared to future growth in accounts receivable. The credit facility is secured by a first priority charge on all of our assets and principal direct and indirect subsidiaries. Borrowing options under the credit facility include US dollars, Canadian dollars and Euro loans. Interest rates vary with market rate fluctuations, with loans bearing interest in the range of 3% to 4% above the applicable base rates. Direct costs associated with obtaining the debt facility such as closing fees, registration and legal expenses have been capitalized and will be amortized over the two year term of the facility.

        We were in compliance with all covenants as at August 31, 2014.

Changes to the Board of Directors

        We announced changes to the composition of the board of directors in connection with our annual general and special meeting of shareholders held in June 2014. Jean-Paul Cossart did not stand for re-election as director after several years of service. Russell Frederick also stepped down as director, but continues in his role as Chief Financial Officer.

Design Wins and Future Prospects

        We believe that revenue growth will be achieved through both strategic relationships and direct business.

        During the three months ended August 31, 2014 we began shipping our products to Reliance Jio Infocomm Limited ("Reliance Jio"), a subsidiary of Reliance Industries Limited (RIL). First shipments were received by Reliance Jio in the second quarter of fiscal year 2015. Reliance Jio will deploy turnkey Horizon Compact+ links in support of a plan to roll out an extensive, nationwide 4G/LTE networks. The deployment will also include services to be delivered by DragonWave's Indian joint venture, DragonWave HFCL.

        We believe our investment in new technology will continue to give us a competitive advantage. On September 3, 2014, we announced Harmony Enhanced, our next generation microwave system. Harmony Enhanced is a high-capacity, long reach, multi-service radio operating in the 6-42 GHz spectrum bands.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended, August 31, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Harmony Enhanced merges the proven performance and reliability of DragonWave's flagship Harmony Radio and Horizon Compact+ into a next-generation, ultra high-capacity microwave system. With its integrated switch, Harmony Enhanced delivers a true all-outdoor, Ethernet solution.

        We are also working with key customers in the United States to expand our role in certain network expansions in that country.

Revenue Guidance–Q2 Growth between 25% and 40% Projected

        On July 9, 2014, at the time of the release of our financial statements for the first quarter ended May 31, 2014, we announced that we anticipated second quarter revenue growth in the range of 25% to 40% over the $28.8 million revenue we achieved in the first quarter of fiscal year 2015. We achieved actual revenue growth of 32% as a result of continued strength and growth from several carriers fulfilled through the Nokia channel, as well as our first shipments to a Tier 1 operator located in India.

        The primary drivers for the increase between the first quarter of fiscal year 2015 and the second quarter of fiscal year 2015 in USD millions were as follows:

Three months ended May 31, 2014	28.8

Growth in direct sales to Tier 1 carriers located in India	6.6
Growth in sales through Nokia Channel	5.0
Decrease in direct sales to Europe	(1.3)
Decrease in direct and indirect sales to the United States	(1.2)

Total Change	9.1

Three months ended August 31, 2014	37.9

Non-GAAP Performances Measures

        This MD&A contains certain information that is not consistent with financial measures prescribed under GAAP. We use earnings before interest, taxes, depreciation and amortization ("EBITDA") as this measure allows management to evaluate our operational performance and the performance of our assets. EBITDA does not have any standardized meaning prescribed by GAAP, and is not designed to replace other measures of financial performance or the statement of cash flows as an indicator of liquid assets. This measure should not be considered in isolation or as a substitute for other measures of performance calculated according to GAAP. We use this non-GAAP measure because it provides additional information on our existing and active commercial operations performance.

        Adjusted EBITDA, also called "Cashflow from Operations" corresponds to EBITDA as defined above less elements that are non-cash in nature. We believe that this metric is necessary in order to isolate the commercial operations from certain non-cash costs. Consistent improvement in Cashflow from Operations or Adjusted EBITDA is one of management's primary objectives. These measures are used by us because we believe they provide useful information regarding performance. The definitions of the measures that we adopted may differ from those of other businesses. We calculate EBITDA and adjusted EBITDA consistently over each fiscal period.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended, August 31, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Cashflow from Operations

	FY15 Q2	FY15 Q1	FY14 Q4
Revenue	37,933	28,771	17,857
Cost of Sales	32,040	22,885	15,268

Gross Profit	5,893	5,886	2,589
	15.5%	20.5%	14.5%
Inventory Provision	1,223	90	526

Gross profit before inventory provisions	7,116	5,976	3,115
	18.8%	20.8%	17.4%
Operating Expenses	12,165	12,056	11,790
Depreciation	(658)	(697)	(780)
Options Expense	(288)	(359)	(324)

	11,219	11,000	10,686

Cashflow from Operations/Adjusted EBIDTA	(4,103)	(5,024)	(7,571)

Revenue and Expenses

  Revenue

        We continue to have one reportable segment, broadband wireless backhaul equipment. The vast majority of our sales come from the shipment of equipment (as opposed to services or software) either through direct sales, sales to distributors, or through OEMs.

        We also analyze our sales according to geographic region and target product development and sales strategies to meet the special requirements of each region. Europe, India and North America are the regions where we have had significant sales, but as seen in the first quarter of fiscal year 2015, we have made significant progress in the Africa and Asia Pacific regions. Recently we have experienced customer interest in Central and Latin America as well. Through co-operation with our strategic OEM partner,

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended, August 31, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Nokia, we now have visibility to the geographical location of our shipments through Nokia's various warehouses. The table below displays this information.

	For the three months ended August 31, 2014
	Direct & Indirect Sales	OEM sales through Nokia	Total	% of total revenue
Europe	859	10,230	11,089	29%
India	6,617	2,764	9,381	25%
North America	5,486	—	5,486	14%
Asia Pacific	525	3,924	4,449	12%
Africa	187	3,064	3,251	9%
Middle East	428	2,637	3,065	8%
Carribean & Latin America	1,206	6	1,212	3%

	15,308	22,625	37,933	100%

	For the six months ended August 31, 2014
	Direct & Indirect Sales	OEM sales through Nokia	Total	% of total revenue
Europe	3,108	18,612	21,720	33%
India	6,617	3,636	10,253	15%
North America	12,039	—	12,039	18%
Asia Pacific	629	8,418	9,047	13%
Africa	415	4,329	4,744	7%
Middle East	2,027	5,142	7,170	11%
Carribean & Latin America	1,607	125	1,731	3%

	26,442	40,262	66,704	100%

        In the previous fiscal year we did not have visibility to the geographic breakdown of sales shipped through Nokia's warehouses to the end customer. Below is the financial information available on the geographic distribution of our sales at that time.

	For the three months ended		For the six months ended
	August 31, 2013		August 31, 2013
North America	6,566	26%	14,045	28%
Europe, Middle East and Africa	2,904	11%	5,365	11%
Nokia–India	2,413	10%	3,678	7%
Other Nokia warehouses	13,044	51%	25,829	52%
Rest of World	526	2%	1,068	2%

Total	25,453	100%	49,985	100%

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended, August 31, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  Cost of Sales and Expenses

        A large component of our cost of sales is the cost of product purchased from outsourced manufacturers. Final test and assembly for the links sold by us is carried on both at our premises and at the premises of our contract manufacturers. Additional costs for logistics and warranty activities are included in cost of sales. We use the services of a number of outsourced contract manufacturers with locations in Germany, China and Malaysia.

        Research and development ("R&D") costs relate mainly to the compensation of our engineering group and the material consumption associated with prototyping activities.

        Sales and marketing ("S&M") expenses include the remuneration of sales staff, travel and trade show activities and customer support services.

        General and administrative ("G&A") expenses relate to the remuneration of related personnel, professional fees associated with tax, accounting and legal advice, and insurance costs.

        Occupancy and information systems costs are related to our leasing costs and communications networks and are accumulated and allocated, based on headcount, to all functional areas in our business.

Comparison of the three months and six months ended August 31, 2014 and August 31, 2013

Revenue

Three Months Ended			Six Months Ended
August 31, 2014	August 31, 2013	Variance	August 31, 2014	August 31, 2013	Variance
$	$	$	$	$	$
37,933	25,453	12,480	66,704	49,985	16,719

        The two main factors which lead to the increase in revenue when comparing to the prior year period were an increase in sales through the Nokia channel, along with a key account win in India and first deliveries to that account. We saw decreases in direct sales to North America, Europe, and the Middle East resulting from project based variances. We expect to see strength in these regions in future quarters as new customer projects come on-line.

	Three Months Ended Aug 31	Six Months Ended Aug 31
Ended August 31, 2013	25,453	49,985
Growth in sales through the Nokia Channel	8,506	12,379
Growth in direct sales to a Tier 1 carrier located in India	6,617	6,617
Decrease in direct & indirect sales in North America	(1,080)	(2,007)
Decrease in direct sales in Europe, Middle East & Africa	(2,768)	(1,438)
Other	1,205	1,168

Total Change	12,480	16,719

Ended August 31, 2014	37,933	66,704

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended, August 31, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Gross Profit

	Three Months Ended			Six Months Ended
	August 31, 2014	August 31, 2013	Variance	August 31, 2014	August 31, 2013	Variance
	$	$	$	$	$	$
Gross Profit before inventory provisions	7,116	2,858	4,258	13,092	5,777	7,315
	18.8%	11.2%	7.6%	19.6%	11.6%	8.0%
Inventory provisions	1,223	64	1,159	1,313	163	1,150
Gross profit after inventory provisions	5,893	2,794	3,099	11,779	5,614	6,165
	15.5%	11.0%	4.5%	17.7%	11.2%	6.5%

        Our gross profit before inventory provisions at 18.8% for the three months ended August 31, 2014 represents a 7.6% improvement relative to the same period in the previous fiscal year. This increase resulted from a variety of cost reduction initiatives implemented for each of our product platforms. We recorded an inventory provision in the three months ended August 31, 2014 on parts related to our older product platforms as customers continue the rapid adoption of our higher capacity products. The increase in total sales volume also resulted in an increase in our gross profit. We continue to work toward negotiating more favorable pricing with component suppliers and contract manufacturers. In addition, we are working to improve our global logistical model to reduce costs and increase product delivery efficiency to our customers located around the world.

Expenses

Research and Development

Three Months Ended			Six Months Ended
August 31, 2014	August 31, 2013	Variance	August 31, 2014	August 31, 2013	Variance
$	$	$	$	$	$
4,428	4,783	(355)	8,693	10,085	(1,392)

        Depreciation expense levels are lower than they were in the previous year because spending on R&D test equipment as well as software has been limited for the past two years. Compensation related spending has increased slightly as the R&D organization in Canada has successfully recruited a small number of additional staff. A favourable commodity tax ruling in China also resulted in lower expenses for our R&D organization.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended, August 31, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  Changes to R&D Expense in USD Millions:

	Q2 FY2015 vs. Q2 FY2014	YTD FY2015 vs. YTD FY2014
Depreciation	(0.6)	(1.4)
Compensation related spending	0.2	0.1
Lower commodity tax expenses on China operations	(0.1)	(0.2)
External contractor spending	—	(0.1)
Materials and software maintenance spending	0.1	0.2

	(0.4)	(1.4)

Sales and Marketing

Three Months Ended			Six Months Ended
August 31, 2014	August 31, 2013	Variance	August 31, 2014	August 31, 2013	Variance
$	$	$	$	$	$
3,308	3,175	133	6,673	6,557	116

        The S&M organization, which includes marketing, product line management, customer service and sales, grew slightly between the second quarter of fiscal year 2014 and the second quarter of fiscal year 2015. We continue to modestly expand these teams internationally to meet the regional requirements of our customer base.

Changes to S&M expense in USD Millions:

	Q2 FY2015 vs. Q2 FY2014	YTD FY2015 vs. YTD FY2014
Small increase in staff primarily located outside of Canada	0.1	—
Travel Spending	—	0.1

	0.1	0.1

General and Administrative

Three Months Ended			Six Months Ended
August 31, 2014	August 31, 2013	Variance	August 31, 2014	August 31, 2013	Variance
$	$	$	$	$	$
4,429	4,433	(4)	8,855	9,181	(326)

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended, August 31, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        G&A expenses include Finance, HR, the Executive office, as well as the portion of the Operations organization's costs which do not flow directly into Cost of Goods sold. Although the expenses for the three months ended August 31, 2014 are virtually identical to those in the same period in the prior fiscal year, a number of different factors offset each other to produce that result. On a net basis, the group has grown slightly since the prior fiscal year.

  Changes to G&A Expenses in USD Millions:

	Q2 FY2015 vs. Q2 FY2014	YTD FY2015 vs. YTD FY2014
Reduced operations costs not absorbed into Cost of Goods sold	(0.2)	(0.2)
Lower bad debt expense–two customers provided for in FY2014	(0.3)	(0.1)
Compensation related spending–small increase in NPI, and Head Office staff	0.1	—
DragonWave HFCL spending–growth in response to increased activity in India	0.1	0.1
Changes in professional costs, including for IT consulting, accounting and legal	0.1	(0.3)
Higher travel costs to support HC+ manufacturing at the contract manufacturer	0.2	0.2

	0.0	(0.3)

Amortization of Intangible Assets

	Three Months Ended			Six Months Ended
	August 31, 2014	August 31, 2013	Variance	August 31, 2014	August 31, 2013	Variance
	$	$	$	$	$	$
Amortization of Nokia intangible-favourable AR terms	—	143	(143)	—	394	(394)
Amortization of computer software & infrastructure software	339	294	45	648	602	46

	339	437	(98)	648	996	(348)

        The amortization of software is increasing slightly as we invest in the software required for a variety of functional areas. We are investing in our enterprise resource planning (ERP) system and in required R&D tools.

Accretion (Expense)

Three Months Ended			Six Months Ended
August 31, 2014	August 31, 2013	Variance	August 31, 2014	August 31, 2013	Variance
$	$	$	$	$	$
—	(56)	56	(40)	(121)	81

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended, August 31, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        Previously we had accreted a small expense associated with capital leases which we acquired on our acquisition of Nokia's microwave transport business. The capital lease obligation at the end of the quarter associated with the acquisition is minor, resulting in no accretion expense.

Interest Expense

	Three Months Ended			Six Months Ended
	August 31, 2014	August 31, 2013	Variance	August 31, 2014	August 31, 2013	Variance
	$	$	$	$	$	$
Amortization of deferred financing costs	14	223	(209)	160	223	(63)
Interest on the Debt	329	265	64	600	265	335
Other	36	(108)	144	44	430	(386)

	379	380	(1)	804	918	(114)

        We have a credit line available to us of $40.0 million plus $4.0 million for letters of credit and foreign exchange facilities. The credit line will expire on June 1, 2016.

        As of August 31, 2014, $19.0 million is outstanding on the line of credit. As of the date of this MD&A, no additional funds have been drawn down on the line of credit. Interest rates vary with market rate fluctuations, with loans bearing interest in the range of 3% to 4% above the applicable base rates. During the three and six month period ended August 31, 2014 the weighted average debt outstanding was $18.8 million and $16.9 million (three months and six months ended August 31, 2013–$15.0 million). We capitalized the fees associated with the creation and renegotiation of the line and are amortizing those costs over the life of the facility.

Gain on Change in Estimate

Three Months Ended			Six Months Ended
August 31, 2014	August 31, 2013	Variance	August 31, 2014	August 31, 2013	Variance
$	$	$	$	$	$
—	342	(342)	101	342	(241)

        As noted above, on April 10, 2013 we announced a renewed framework with Nokia which included our agreement to pay a termination fee. During the six month period ended August 31, 2014, we revised the termination fee estimate and determined the payment schedule for the fee. This resulted in a gain of $0.1 million in change in estimate. We made the first payment installment in the amount of $0.7 million in May 2014 and the second installment of $1.3 million in August 2014. As a result of the payment and revaluation, the termination fee liability is valued at $6.6 million as at August 31, 2014.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended, August 31, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Gain on Contract Amendment

Three Months Ended			Six Months Ended
August 31, 2014	August 31, 2013	Variance	August 31, 2014	August 31, 2013	Variance
$	$	$	$	$	$
—	—	—	—	5,285	(5,285)

        As described in the section entitled "Relationship with Nokia", a number of factors make up the gain on contract amendment in the previous fiscal year. The following table breaks down those elements, in USD millions:

FY2014
Reduction in accounts payable balance	(13.3)
Reduction in capital assets	0.6
Elimination of the capital lease obligation	(1.3)
Recognition of the termination fee	8.7

Gain on Contract Amendment	(5.3)

Warrant Issuance Expenses

Three Months Ended			Six Months Ended
August 31, 2014	August 31, 2013	Variance	August 31, 2014	August 31, 2013	Variance
$	$	$	$	$	$
(221)	—	(221)	(221)	—	(221)

        On August 1, 2014 we completed the 2014 Equity Offering which included the issuance of warrants. Of the total equity issuance costs of $0.7 million, $0.2 million were attributed to the warrant specifically and expensed to our consolidated statement of operations in the second quarter of fiscal year 2015. The remaining issuance costs were netted against the proceeds of the offering.

Fair Value Adjustment—Warrant Liability

Three Months Ended			Six Months Ended
August 31, 2014	August 31, 2013	Variance	August 31, 2014	August 31, 2013	Variance
$	$	$	$	$	$
(1,002)	—	(1,002)	(852)	—	(852)

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended, August 31, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The warrant liability is required to be presented at its estimated fair value as at each Balance Sheet date. Increases or decreases in fair value of the warrants are included as a component of other income (expense) in our consolidated statement of operations. The expense in the three and six months ended August 31, 2014 related to the warrants which were issued in September 2013.

Foreign Exchange Gain (Loss)

Three Months Ended			Six Months Ended
August 31, 2014	August 31, 2013	Variance	August 31, 2014	August 31, 2013	Variance
$	$	$	$	$	$
253	(397)	650	374	(495)	869

        The foreign exchange gains and losses for both the three months ended August 31, 2014 and the three months ended August 31, 2013 resulted from the translation of foreign denominated monetary accounts. While we periodically purchase forward contracts to mitigate that risk, there were no contracts in place as at August 31, 2014.

Income Taxes Expense

Three Months Ended			Six Months Ended
August 31, 2014	August 31, 2013	Variance	August 31, 2014	August 31, 2013	Variance
$	$	$	$	$	$
450	76	374	545	168	377

        The tax expense in the three and six months ended August 31, 2014 primarily reflects the anticipated payment of taxes in entities within the DragonWave group that provide either R&D or sales and customer support services. We actively seek and apply for all tax incentive programs available in these jurisdictions to minimize these expenses wherever possible.

        As at February 28, 2014, we had cumulative operating tax loss carry forwards in the following jurisdictions: Canada–$87.6 million, United States–$8.3 million, Luxembourg–$54.5 million. We also had capital loss carryforwards in the following jurisdictions: Canada–$16.3 million, United States–$45.5 million. In addition, we had $14.6 million of investment tax credits available to reduce future federal Canadian income taxes payable and $2.6 million available to reduce future provincial income taxes payable.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended, August 31, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Liquidity and Capital Resources

        The following table sets out some of the key balance sheet metrics:

	As at August 31, 2014	As at February 28, 2014
Key Balance Sheet Amounts and Ratios:
Cash and Cash Equivalents	33,572	18,992
Working Capital	56,994	40,051
Long Term Assets	17,975	18,326
Long Term Liabilities	25,302	16,934
Working Capital Ratio	2.6 : 1	2.2 : 1
Days Sales Outstanding in accounts receivable	71 days	81 days
Inventory Turnover	9.1 times	1.9 times

  Cash and Cash Equivalents

        As at August 31, 2014, we had $33.6 million in Cash and Cash Equivalents ("Cash"), representing a $14.6 million increase from the Cash balance at February 28, 2014.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The following table explains the change in Cash during the three and six months ended August 31, 2014.

	Three Months Ended	Six Months Ended
	August 31, 2014	August 31, 2014
Beginning Cash Balance	15,567	18,992
Net Loss–adjusted for non cash items	(5,354)	(10,650)
Change in inventory (net of the $1.2 million inventory provision)	4,406	8,709
Change in accounts receivable, and other current assets	(12,056)	(15,355)
Change in accounts payable and other liabilities	8,156	7,753
Nokia termination liability	(1,364)	(2,046)
Change in other	—	158

Working capital changes combined with long term liability changes	(858)	(781)

Capital asset acquisitions	(966)	(1,461)
Purchases of software	(93)	(233)

Cash used in investing activities	(1,059)	(1,694)

Change in debt facility	1,500	4,000
Capital leases (payments exceeded new leases)	(483)	(672)
Net proceeds from the Offering	23,960	23,960
Other changes to equity (ESPP and issuance costs charged to warrant)	299	417

Cash provided through financing activities	25,276	27,705

Total Change in Cash	18,005	14,580

Ending Cash Balance	33,572	33,572

        Key points associated with the Cash increase of $18.0 million in the second quarter of fiscal year 2015 include:

  •
  Before consideration of the 2014 Equity Offering and increase in the debt facility, we used approximately $7.5 million in cash.

  •
  We successfully utilized existing inventory to fuel growth.

  •
  Longer payment terms to some foreign customers account for a portion of the growth in receivables in addition to the fact that many of the shipments in the second quarter of the current fiscal year occurred in August.

  •
  We have started to invest in the capital equipment and software required to meet capacity requirements for the recent ramp in sales, which utilized approximately $1.1 million in cash in the three months ended August 31, 2014.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  Working Capital

Changes in working capital	February 28, 2014 to August 31, 2014
Beginning working capital balance	40,051
Cash and cash equivalents	14,580
Trade receivables	15,513
Inventory	(10,022)
Other current assets	(293)
Future income tax asset	50
Accounts payable and accrued liabilities	(4,196)
Deferred revenue	114
Capital lease obligation	1,197

Net change in working capital	16,943

Ending working capital balance	56,994

  Trade Receivables

        The trade receivables balance increased by $15.5 million in the first six months of the fiscal year as a result of the increase in sales. Our days sales outstanding was calculated to be 71 days at August 31, 2014. Our allowance for doubtful accounts continues to represent a small percentage of our total trade receivables outstanding (August 31, 2014–2.0%; February 28, 2014–3.0%).

        As at August 31, 2014, two customers exceeded 10% of the total receivable balance. These customers represented 70% of the trade receivables balance (February 28, 2014–one customer represented 56% of the trade receivables balance).

        Included in G&A expenses is an expense of $0.1 million related to bad debt expense for the six months ended August 31, 2014 versus $0.3 million recognized in the prior fiscal period.

  Inventory

        The inventory balance decreased by $10.0 million relative to the closing balance at February 28, 2014. By product category, the decreases and increases in inventory may be described as follows in USD millions:

Closing inventory February 28, 2014	30.4

Flexipacket/Harmony product line increases	(3.6)
Horizon Compact and Quantum products	(2.9)
Horizon Compact Plus	(2.6)
Antennas, peripherals and other	(0.9)

Ending inventory at August 31, 2014	20.4

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

  Accounts Payable and Accrued Liabilities

        The accounts payable and accrued liabilities balance increased by $4.2 million between February 28, 2014 and August 31, 2014 primarily due to increases in supplier requirements to account for revenue growth. Offsetting this increase is a reduction of $1.6 million related to the reclassification of a portion of the termination fee from short term to long term. No changes have been made in the rate at which we pay our suppliers.

Use of Proceeds

        On September 23, 2013, pursuant to a public offering of units (the "2013 Equity Offering"), we issued 11,910,000 common shares and 8,932,500 warrants for proceeds, before deducting fees and expenses, of approximately $25.0 million. After deducting fees and expenses, we realized net proceeds of $22.4 million. Our net proceeds from the 2013 Equity Offering, after payment of the underwriters' fee and deducting the expenses of the 2013 Equity Offering were $22.4 million.

        As previously disclosed, we planned to use the proceeds we received from the 2013 Equity Offering as follows: approximately $15.0 million to strengthen our balance sheet, approximately $5.0 million to fund working capital and approximately $2.4 million for general corporate purposes.

        On August 1, 2014, pursuant to the 2014 Equity Offering, we issued 15,927,500 common shares and 7,963,750 warrants for proceeds, before deducting fees and expenses, of approximately CND$28.7 million. After deducting fees and expenses, we realized net proceeds of $24.0 million (CND$26.2 million).

        As previously disclosed, we planned to use the proceeds we received from the 2014 Equity Offering as follows: approximately CND$11.5 million to strengthen our balance sheet, approximately CND$5.7 million to fund working capital and approximately CND$5.7 million for general corporate purposes. A portion of the aggregate net proceeds of the 2014 Equity Offering (being CND$3.3 million) was received by us as a result of the exercise of the over-allotment option by the underwriters on August 1, 2014. As a result, the net proceeds were greater than anticipated. The additional net proceeds will be used to fund working capital.

        In our industry, a strong balance sheet (in the sense of a cushion of available cash) is attractive to customers as it demonstrates the capacity to ramp up and support higher production levels. In some longer term and larger deployments, a certain amount of cash on the balance sheet is a precondition to qualifying to supply products. To the extent we are successful in winning more business, funds allocated to strengthening our balance sheet may be reallocated to supporting higher levels of production, including purchases of component inventory to support our supply chain. Any amounts for general working capital remain unallocated and will be expended at the discretion of management.

        Although we intend to use the net proceeds from the 2013 Equity Offering and the 2014 Equity Offering for the purposes set forth above, we reserve the right to use such net proceeds for other purposes to the extent that circumstances, including unforeseen events and other sound business reasons, make such use necessary or prudent.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Reconciliation of Use of Proceeds

        The following table sets out a comparison of the intended use of proceeds disclosed in the prospectus supplement dated September 18, 2013 publicly filed in connection with the 2013 Equity Offering, and the prospectus supplement dated July 25, 2014 publicly filed in connection with the 2014 Equity Offering and actual use of proceeds from the 2013 Equity Offering and the 2014 Equity Offering (other than working capital), respectively, along with an explanation of the variances and the impact of the variances on our ability to achieve our business objectives and milestones:

Intended Use of Proceeds	Estimated Amount	Actual Use of Proceeds	Actual Amount	Variances
2013 Equity Offering
Strengthen our balance sheet	$15.0 million	Strengthen our balance sheet	$5.6 million	Reduction represents the requirement to utilize cash to fund the growth in revenue
General corporate purposes	$2.4 million	General corporate purposes	$0.0 million	Reduction required to fund ongoing operations
2014 Equity Offering
Strengthen our balance sheet	CND$11.5 million	Strengthen our balance sheet	CND$11.5 million	No Change
General corporate purposes	CND$5.7 million	General corporate purposes	CND$5.7 million	No Change

Liquidity Discussion

        Our consolidated financial statements for the three and six months ended August 31, 2014 have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the disbursement of liabilities in the normal course of business. We have consumed a significant amount of cash resources during the past three years, mainly attributable to material and operating expense base reductions that lagged reductions in sales volumes, and our acquisition and integration of Nokia's microwave transport business.

        We have formulated a plan to return to cashflow break-even from operations and to continue to operate as a going concern. We plan to continue utilizing our asset backed lending facilities described in the "Debt Facility" section above to finance our working capital needs.

        Some of the significant assumptions and associated risks of our plan to achieve cashflow break-even from operations include:

  •
  Achieving sustainable sales growth in our Nokia and non-Nokia channel business including new accounts;

  •
  Reducing the costs of our materials to improve margin performance on hardware;

  •
  Efficiently and cost effectively expanding into new regions including India and South America; and

  •
  Continued access to debt under arrangements with our current lenders.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        While we believe that our assumptions are reasonable, actual events or circumstances may cause our assumptions to be incorrect and actual results may differ materially from the plan.

Commitments as at August 31, 2014

        Future minimum operating lease payments as at August 31, 2014 per fiscal year relate to leases of office and warehouse space.

        They are as follows:

		Payment due by period (Figures are in thousands of USD)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations	$3,194	$919	$2,275	—	—

Total	$3,194	$919	$2,275	—	—

        We are subject to claims and legal actions in the normal course of our business activities. We recognize a provision for estimated loss contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In management's opinion, adequate provisions have been made for all current and future claims.

Outstanding Share Data

        Our common shares are listed on the Toronto Stock Exchange under the symbol DWI and on the NASDAQ under the symbol DRWI.

        Our warrants issued on August 1, 2014 in connection with the 2014 Equity Offering are traded on the Toronto Stock Exchange under the symbol DWI.WT and on the NASDAQ Global Market under the symbol DRWIW.

        The following tables show common share activity in the first and second quarter of fiscal year 2015.

Common Shares
Balance at February 28, 2014	58,008,746

Exercise of warrants	473,646
Other	8,851

Balance at May 31, 2014	58,491,243

Public offering	15,927,500
Exercise of warrants	813,076
Other	10,562

Balance at August 31, 2014	75,242,381

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        The following is a summary of stock option activity:

	Three and six months ended August 31, 2014
	Options	Weighted Average Price (CAD)
Options outstanding at February 28, 2014	3,173,321	$3.71
Granted	27,700	$1.47
Forfeited	(18,340)	$3.39

Options outstanding at May 31, 2014	3,182,681	$3.69

Granted	1,029,176	$2.15
Forfeited	(77,333)	$5.46

Options outstanding at August 31, 2014	4,134,524	$3.28

        As at August 31, 2014 the following securities were issued and outstanding: 75,242,381 common shares, options to purchase 4,134,524 common shares, 80,000 restrited share units ("RSUs"), and warrants exercisable for 10,062,500 common shares. The number of common shares issuable upon exercise of such warrants are subject to a adjustment in accordance with terms of the warrants.

        As of October 3, 2014 the following securities were issued and outstanding: 75,246,276 common shares, options to purchase 4,134,524 common shares, 80,000 RSUs, and warrants exercisable for 10,062,500 common shares. The number of common shares issuable upon exercise of such warrants are subject to adjustment in accordance with terms of the warrants.

Restricted Shares & Employee Share Purchase Plan

        We launched an Employee Share Purchase Plan ("ESPP") on October 20, 2008. The plan includes provisions to allow employees to purchase common shares. We will match the employees' contribution at a rate of 25%. During the three and six months ended August 31, 2014 a total of 8,449 and 16,730 common shares were purchased by employees at fair market value, while we issued 2,113 and 4,183 common shares as its matching contribution, gross of 1,500 forfeited shares during the six months ended August 31, 2014. The shares we contributed will vest 12 months after issuance.

        We record an expense equal to the fair value of shares granted pursuant to the ESPP over the period the shares vest. The total fair value of the shares earned during the three and six months ended August 31, 2014 was $3 thousand and $6 thousand (three and six months ended August 31, 2013–$5 thousand and $16 thousand). The fair value of the unearned ESPP shares as at August 31, 2014 was $12 thousand (August 31, 2013–$14 thousand). The number of shares held for release, and still restricted under the ESPP at August 31, 2014 was 8,359 (August 31, 2013–6,206).

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Restricted Share Units (RSUs)

        Pursuant to the terms of our Share Based Compensation Plan, we entered into restricted share unit agreements with certain of our independent directors. These units are unvested and subject to each director's continued engagement on the Board for a period of one year from the date of issuance.

        The following table sets forth the summary of RSU activity under our Share Based Compensation Plan for the three months ended August 31, 2014:

	Three months ended August 31, 2014
	RSU's	Weighted Average Price (CDN)
RSU balances at May 31, 2014	—	—
Granted	80,000	$2.15

RSU balances at August 31, 2014	80,000	$2.15

        We have recognized $20 thousand for the three months ended August 31, 2014 as compensation expense for restricted stock units, with a corresponding credit to contributed surplus.

        There were no RSUs exercisable as of August 31, 2014.

Off-Balance Sheet Arrangements

(Actual Dollars)

City	Country	Lessor	Lease Expiry	Cost per Month
Dubai	UAE	TECOM Investments FZ-LLC	November, 2014	$5,107
Luxembourg City	Luxembourg	FPS Office Center S.A.R.L.	Month to Month	$1,500
Singapore	Singapore	ARCC	February, 2016	$3,360
Ottawa (Warehouse & Operations at Terry Fox Drive and Frank Neighbor Place + Office Space at 411 Legget Drive)	Canada	Kanata Research Park	November, 2016	$115,000
Shanghai	China	Caike Property (Shanghai) Co., Ltd	January, 2015	$55,404
Herzlyia	Israel	Margalin Holdings Ltd.	November, 2014	$2,289

        The leases listed above are arranged at market pricing levels in all jurisdictions and the lease periods listed above represent a commitment for the time period indicated. We are actively seeking sub-lease arrangements in a number of locations as part of our efforts to reduce costs. There can be no assurance that we will secure sub-leases or that sub-lease terms will be favourable.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        On January 21, 2014, we subleased a portion of our Kanata office space and as such we recorded during the year ended February 28, 2014 net rent expense of $84 thousand, representing the present value of our estimated remaining rent expense for the duration of the lease after taking into account estimated future sublease income and deferred rent on the facility.

        We use an outsourced manufacturing model in which most of the component acquisition and assembly of our products is executed by third parties. Generally, we provide the supplier with a purchase order 90 days in advance of expected delivery. We are responsible for the financial impact of any changes to the product requirements within this period. In some cases when a product has been purchased by a contract manufacturer but not pulled on for a build after a certain amount of time, we provide a deposit against that inventory, but do not take ownership of it.

        Our contract manufacturers currently have inventory intended for use in the production of our products, and we have purchase orders in place for raw materials and manufactured products with these contract manufacturers as well. All of this material is considered to be part of the normal production process and we take provisions against any portion of that inventory that we do not expect to be fully used based on current forecasts and projections. As mentioned previously, we would generally be responsible for the cost of the material approved to be purchased on our behalf by our contract manufacturers should those forecasts or projections change.

        As at August 31, 2014 we have provisions totaling $0.2 million on inventory held by contract manufacturers that we do not expect to be fully used.

Financial Instruments

        Financial instruments are classified into one of the following categories: assets held at fair value, loans and receivables, other financial liabilities, or liabilities held at fair value.

Categories for financial assets and liabilities

        The following table summarizes the carrying values of our financial instruments:

	August 31, 2014	February 28, 2014
Assets held at fair value (A)	33,572	19,011
Loans and receivables (B)	34,300	19,405
Other financial liabilities (C)	53,705	44,043
Liabilities held at fair value (D)	4,104	1,360

(A)
Includes cash, cash equivalents and forward exchange contracts

(B)
Includes trade receivables and other & miscellaneous receivables

(C)
Includes accounts payable, accrued liabilities, debt facility and termination fee

(D)
Warrant liability

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

Fair value

        We classify our fair value measurements using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The accounting standard establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The inputs fall into three levels that may be used to measure fair value. Warrants are valued using a combination of Monte Carlo and Black-Scholes valuation techniques with the key inputs similar to inputs used to value our outstanding stock options.

        The September 23, 2013 warrant liability is classified as Level 3 as it is measured at fair value using significant unobservable inputs.

        The August 1, 2014 warrant liability is classified as Level 1 as the warrants are traded on the Toronto Stock Exchange and on the NASDAQ Global Market.

        As at August 31, 2014 we held the following Level 3 financial instruments carried at fair value on the consolidated balance sheet.

	Level 2	Level 3	Total
Financial Liabilities
Warrant liability	—	1,553	1,553

        As at February 28, 2014, we held the following Level 2 and Level 3 financial instruments carried at fair value on the consolidated balance sheet.

	Level 2	Level 3	Total
Financial Assets
Foreign exchange forward contracts	19	—	19
Financial Liabilities
Warrant liability	—	1,360	1,360

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

        A reconciliation of the Level 1 and Level 3 warrant liability measured at fair value for the three and six month periods ended August 31, 2014 follows:

	Six month period ended August 31, 2014
	Warrants	$
Balance at February 28, 2014	3,171,000	1,360
Fair value adjustment–warrant liability	—	(150)
Exercise of warrants	(400,000)	(162)

Balance at May 31, 2014	2,771,000	1,048

Fair value adjustment–warrant liability	—	1,002
Issuance of warrants	7,963,750	2,551
Exercise of warrants	(672,250)	(497)

Balance at August 31, 2014	10,062,500	4,104

Interest rate risk

        Cash, cash equivalents and our debt facility, which has interest rates with market rate fluctuations, expose us to interest rate risk on these financial instruments. Net interest expense, excluding deferred financing costs, recognized during the three and six month periods ended August 31, 2014 was $0.4 million and $0.6 million on our cash, cash equivalents and debt facility (three and six months ended August 31, 2013–expense of $0.3 million and $0.6 million respectively).

Credit risk

        In addition to trade receivables and other receivables, we are exposed to credit risk on our cash and cash equivalents in the event that our counterparties do not meet their obligations. We do not use credit derivatives or similar instruments to mitigate this risk and, as such, the maximum exposure is the full carrying value or fair value of the financial instrument. We minimize credit risk on cash and cash equivalents by transacting with only reputable financial institutions and customers.

Foreign exchange risk

        Foreign exchange risk arises because of fluctuations in exchange rates. To mitigate exchange risk, we may utilize forward contracts to secure exchange rates with the objective of offsetting fluctuations in our operating expenses incurred in foreign currencies with gains or losses on the forward contracts. We had no forward contracts in place at August 31, 2014 (February 28, 2014–$1.2 million). All foreign currency gains and losses related to forward contracts are included in foreign exchange gain (loss) in the consolidated statements of operations.

        As of August 31, 2014, if the US dollar had appreciated 1% against all foreign currencies, with all other variables held constant, the impact of this foreign currency change on our foreign denominated financial instruments would have resulted in a nominal increase in after-tax net loss for the three and

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

six months ended August 31, 2014 (three and six months ended August 31, 2013–decrease of $0.2 million) with an equal and opposite effect if the US dollar had depreciated 1% against all foreign currencies at August 31, 2014.

Economic Dependence

        The Company was dependent on two key customers with respect to revenue in the three months ended August 31, 2014. These customers represented approximately 60% and 17% of sales for the three months ended August 31, 2014 [three months ended August 31, 2013–two customers represented 61% and 10%].

        The Company was dependent on two key customers with respect to revenue in the six months ended August 31, 2014. These customers represented approximately 60% and 10% of sales for the six months ended August 31, 2014 [six months ended August 31, 2013–two customers represented 59% and 11%].

Controls and Procedures

        At the end of the period covered by this MD&A (such period being the three and six months ended August 31, 2014), an evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, which are our principal executive officer and principal financial officer, respectively, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Based upon that evaluation, our CEO and CFO have concluded that our disclosure controls and procedures were effective as at August 31, 2014 to give reasonable assurance that the information we are required to disclose in reports that we file or submit under the Exchange Act and/or applicable Canadian securities legislation is (i) recorded, processed, summarized and reported, within the time periods specified in the U.S. Securities and Exchange Commission's as well as in accordance with applicable Canadian securities legislation rules and forms, and (ii) accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

        Our management is also responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f) as well as National Instrument 52-109 of the Canadian Securities Administrators. These controls are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes. Under the supervision and with the participation of our management, including our principal executive officer, our CEO, and principal financial officer, our CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control–Integrated Framework, our management concluded that our internal control over financial reporting was effective as of August 31, 2014.

        Ernst & Young LLP, the independent registered public accounting firm that audited our consolidated financial statements filed on SEDAR on May 14, 2014, has also audited the effectiveness of our internal

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

control over financial reporting as of February 28, 2014, as stated in their report which is included in the annual audited financial statements.

Changes in Internal Control over Financial Reporting

        During the period covered by this report, no changes occurred in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Critical Accounting Policies and Estimates

Inventory

        Inventory is valued at the lower of cost and net realizable value ("NRV"). The cost of inventory is calculated on a standard cost basis, which approximates average actual cost. NRV is determined as the market value for finished goods, replacement cost for raw materials, and finished goods market value less cost to complete for work in progress inventory.

        We regularly review inventory quantities on hand and record a provision for excess and obsolete inventory based on factors including our estimated forecast of product demand, the stage of the product life cycle and production requirements for the units in question.

        We carry inventory for the purposes of supporting our product warranty. Standard warranty is typically 13 months but we earn revenue by providing enhanced and extended warranty and repair service during and beyond the standard warranty period. Customer service inventory consists of both component parts and finished units.

        Indirect manufacturing costs and direct labour expenses are allocated systematically to the total production inventory.

Revenue recognition

        We derive revenue from the sale of broadband wireless backhaul equipment which includes embedded software and a license to use said software and extended product warranties. Software is considered to be incidental to the product. Services range from installation and training to basic consulting. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred and there are no significant remaining vendor obligations, collection of receivables is reasonably assured and the fee is fixed and determinable. Where final acceptance of the product is specified by the customer, revenue is deferred until acceptance criteria have been met.

        Our business agreements may also contain multiple elements. Accordingly, we are required to determine the appropriate accounting, including whether the deliverables specified in a multiple element arrangement should be treated as separate units of accounting for revenue recognition purposes, the fair value of these separate units of accounting and when to recognize revenue for each element. For arrangements involving multiple elements, we allocate revenues to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence ("VSOE") if available, third party evidence ("TPE") if VSOE is not available, or estimated selling price ("ESP") if

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

neither VSOE nor TPE is available. In multiple element arrangements, revenues are allocated to each separate unit of accounting for each of the deliverables using the relative estimated selling prices of each of the deliverables in the arrangement based on the aforementioned selling price hierarchy. We have determined the selling price both for the undelivered items and the delivered items using ESP.

        We generate revenue through direct sales and sales to distributors. We defer the recognition of a portion of sales to distributors based on estimated sale returns and stock rotation granted to customers on products in the same period the related revenues are recorded. These estimates are based on historical sales returns; stock rotations and other known factors.

        Revenue associated with extended warranty and advanced replacement warranty is recognized ratably over the life of the contracted service.

        Revenue from engineering services or development agreements is recognized according to the specific terms and acceptance criteria as services are rendered.

        We accrue estimated potential product liability as warranty costs when revenue on the sale of equipment is recognized. Warranty costs are calculated on a percentage of revenue per month based on current actual warranty costs and return experience.

        Shipping and handling costs borne by us are recorded in cost of sales. Shipping and handling costs charged to customers are recorded as revenue, if billed at the time of shipment. Costs charged to customers after delivery are recorded in cost of sales.

        We generate revenue through royalty agreements as a result of the use of our intellectual property. Royalty revenue is recognized as it is earned.

  Advanced Replacement and Extended Warranty

        Advanced replacement and extended warranty contracts are services offered by us to our customers as an option to purchase either at the time the goods are shipped or at any time after shipment takes place. Many customers wait to purchase extended warranty coverage until their standard warranty period ends.

        Advanced replacement is a service we sell which provides to customers the benefit of having a replacement radio or modem shipped to them when a unit they own has been confirmed by us to be malfunctioning. When the customer receives the replacement radio or modem, they ship the malfunctioning unit back to us. We repair and keep the returned unit.

        Our standard warranty for customers generally varies between 12 and 39 months. Our extended warranty programs enable customers to continue to have repairs and customer support guidance beyond the standard warranty period.

  Training

        We earn a minimal portion of our total revenue from the sale of training services primarily to installation companies. Only in rare circumstances do we provide or sub-contract installation services (see below), as the customers to whom we sell microwave equipment outsource the installation to specialized companies. As a result, installation training revenue is generally not sold as a bundled service

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

because it is sold to a different customer base. Further, any training that is provided is not essential to the functionality of our product offerings, and is thus considered an insignificant deliverable to the overall arrangement and not considered a separate unit of accounting.

  Installation

        We do not offer installation services. Periodically, a customer may request that we arrange for the installation of the equipment through a third party service provider as a condition of the sale. In this case, a separate services agreement is created between us and the end-user of our equipment, and we sub-contract the installation to a qualified installer. Evidence that the revenue associated with the installation service represents the fair value of the offering is provided by the sub-contracted value of the installation.

        The revenue recognition concepts highlighted above have not changed as a result of our acquisition of Nokia's microwave transport business. Shipping terms through the Nokia OEM sales channel follow the Incoterms used by our other customers and do not include acceptance criteria.

Research and development

        Our research costs are expensed as incurred. Our development costs are expensed as incurred unless we meet generally accepted accounting criteria for deferral and amortization. Development costs incurred prior to establishment of technological feasibility do not meet these criteria, and are expensed as incurred.

Income taxes

        Income taxes are accounted for using the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized. Deferred income tax assets and liabilities are measured using enacted tax rates that apply to taxable income in the years in which temporary differences are expected to be recovered or settled. We provide a valuation allowance against our deferred tax assets when we believe that it is more likely than not that the assets will not be realized.

        We determine whether it is more likely than not that an uncertain tax position will be sustained upon examination by the tax authorities. The tax benefit of any uncertain tax position that meets the more-likely-than-not recognition threshold is calculated as the largest amount that is more than 50% likely of being realized upon successful resolution. To the extent a full benefit is not expected to be realized, an income tax liability is effectively established. We recognize accrued interest and penalties on unrecognized tax benefits as interest expense.

        We periodically review our provision for income taxes and valuation allowance to determine whether the overall tax estimates are reasonable. When we perform our quarterly assessments of the provision and valuation allowance, it may be determined that an adjustment is required. This adjustment may have a material impact on our financial position and results of operations.

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

ACCOUNTING POLICIES ADOPTED IN THE CURRENT FISCAL YEAR

Parent's Accounting for the Cumulative Translation Adjustment Upon Derecognition of Certain Subsidiaries or Groups of Assets Within a Foreign Entity or of an Investment in a Foreign Entity

        In March 2013, the FASB issued ASU 2013-05, "Foreign Currency Matters." ASU 2013-05 resolves the diversity in practice about whether Subtopic 810-10, Consolidation-Overall, or Subtopic 830-30 "Foreign Currency Matters, Translation of Financial Statements", ASU 2013-05 applies to the release of the cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity. In addition, the amendments in ASU 2013-05 resolve the diversity in practice for the treatment of business combinations achieved in stages (sometimes also referred to as step acquisitions) involving a foreign entity. ASU 2013-05 became effective for us on March 1, 2014. The adoption did not have an impact on our consolidated interim financial statements.

Obligations Resulting From Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date

        In February 2013, the FASB issued ASU No. 2013-04, "Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date" ("ASU 2013-04"). ASU 2013-04 provides guidance for the recognition, measurement and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this ASU is fixed at the reporting date. The guidance requires an entity to measure those obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors as well as any additional amount the reporting entity expects to pay on behalf of its co-obligors. ASU 2013-04 also requires an entity to disclose the nature and amount of those obligations. The ASU became effective for us on March 1, 2014. The adoption did not have an impact on our consolidated interim financial statements.

Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists

        In June 2013, the FASB issued ASU No. 2013-11, "Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists" ("ASU 2013-11"). The amendments provide guidance on the presentation of unrecognized tax benefits and will better reflect the manner in which an entity would settle at the reporting date any additional income taxes that would result from the disallowance of a tax position when net operating loss carryforwards, similar tax losses, or tax credit carryforwards exist. The amendments in this ASU became effective for us on March 1, 2014. The adoption did not have an impact on our consolidated interim financial statements.

FUTURE ACCOUNTING PRONOUNCEMENTS

        In May 2014, the FASB issued ASU No. 2014-9, "Revenue from Contracts with Customers". The amendments in this Update create Topic 606, Revenue from Contracts with Customers, and supersede the

DragonWave Inc.
Management's Discussion and Analysis
For the three and six months ended August 31, 2014
Tables are expressed in USD $000's except share and per share amounts unless otherwise indicated

revenue recognition requirements in Topic 605, Revenue Recognition, including most industry-specific revenue recognition guidance throughout the Industry Topics of the Codification. In addition, the amendments supersede the cost guidance in Subtopic 605-35, Revenue Recognition–Construction-Type and Production-Type Contracts, and create new Subtopic 340-40, Other Assets and Deferred Costs–Contracts with Customers. The amendments in this ASU are effective for fiscal years beginning after December 15, 2016, with no early adoption permitted. We are currently assessing the impact this amendment will have on our consolidated financial statements.

        In June 2014, the FASB issued ASU No. 2014-12, "Compensation–Stock Compensation". The amendments apply to reporting entities that grant their employees share-based payments in which the terms of the award provide that a performance target can be achieved after the requisite service period. The amendments in this ASU are effective for fiscal years beginning after December 15, 2015, early adoption permitted. We do not expect the adoption of this guidance to have a material effect on our consolidated financial statements.

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  Exhibit 99.3